Suite 900
1331 NW Lovejoy Street
Portland, OR 97209-2785
503-226-1191
Fax 503-226-0079
www.aterwynne.com

Gregory E. Struxness

Direct Dial: 503-226-8449

E-Mail: ges@aterwynne.com

February 26, 2009

Ms. Julia E. Griffith, Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3628

Washington DC 20549-3628

Re:	Cascade Microtech, Inc.
Schedule TO-I/A
Filed February 26, 2009
File No. 5-80457

Dear Ms. Griffith:

On behalf of Cascade Microtech, Inc. (the “Company”), we submit this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated February 26, 2009 (the “Comment Letter”) regarding the Schedule TO-I filed by the Company on January 29, 2009, as amended on February 26, 2009 (the “Schedule TO-I”). In response to the comments set forth in the Comment Letter, the Schedule TO-I has been amended and the Company is filing Amendment No. 2 to the Schedule TO-I (“Amendment No. 2”) with this response letter. For ease of reference, each of the Staff’s comments are set forth below followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meaning ascribed to such terms in the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO-I.

Offer to Exchange

General

1.	COMMENT: Refer to the second paragraph of your response. Please advise us whether you granted restricted stock to foreign employees in addition to or in exchange for options held by those employees. If you offered restricted stock in exchange for their options, please tell us why the exchange was not a purchase that is prohibited under Rule 14e-5(a).

RESPONSE: The Company granted restricted stock units to its foreign employees in addition to, not in exchange for, stock options held by those employees. The Company’s foreign employees were not asked to surrender or exchange any of their outstanding stock options in connection with the grant of the restricted stock units.

P O R T L A N D        S E A T T L E        M E N L O   P A R K        S A L T   L A K E   C I T Y

Ms. Julia E. Griffith, Special Counsel

February 26, 2009

Summary Term Sheet and Questions and Answers, page 1

What is the Offer? page 2

2.	COMMENT: We note your response to comment four. Revise your document so that your disclosure is consistent with the requirement of Rule 14e-4(f)(5) that the New Awards be grated “promptly” after the Expiration Time, and to accurately reflect your intention to pay promptly.

RESPONSE: Amendment No. 2 amends the Offer to Exchange to state that the New Awards will be granted “promptly” after the Expiration Time.

Financial Information, page 22

3.	COMMENT: We note your response to comment 7. Please explain why the disclosure about the ratio of earnings to fixed charges called for by Item 1010(c)(4) of Regulation M-A does not apply to you. Alternatively, revise Schedule B to the Offer to Exchange to include all of the summary information required by Item 1010(c).

RESPONSE: Amendment No. 1 amends Schedule B to the Offer to Exchange to provide the information required by Item 1010(c)(4).

If you have any questions or additional comments, please call me at (503) 226-8449.

Very truly yours,

/s/ Gregory E. Struxness

Gregory E. Struxness

cc:	Geoff Wild
Steven Sipowicz